Commission File Number 001-31914

Exhibit 99.1

INDICATIVE ANNOUNCEMENT

APPROVAL BY THE CBIRC OF GRATUITOUS TRANSFER OF THE

CONTROLLING SHAREHOLDER’S PARTIAL STATE-OWNED

SHARES

China Life Insurance Company Limited (the “Company”) has recently received a notice from its controlling shareholder, China Life Insurance (Group) Company (“CLIC”), stating that the China Banking and Insurance Regulatory Commission (the “CBIRC”) has approved the one-off transfer by the Ministry of Finance of the PRC (the “MOF”) of 10% of its equity interest in CLIC to the National Council for Social Security Fund (the “SSF”) (the “Gratuitous Transfer”). The Gratuitous Transfer is made for the purpose of consistently carrying out the relevant arrangements under the Notice of the State Council on Issuing the Implementation Plan for Transferring Part of State-owned Capital to Supplement Social Security Fund (Guo Fa [2017] No. 49).

Prior to the completion of the Gratuitous Transfer, the MOF holds 100% equity interest in CLIC, which in turn holds 68.37% equity interest in the Company. Therefore, CLIC is the controlling shareholder of the Company, and the MOF is the effective controller of the Company. The shareholding structure is as follows:

Upon completion of the Gratuitous Transfer, the MOF and the SSF will hold 90% and 10% equity interest in CLIC, respectively, which in turn holds 68.37% equity interest in the Company. Therefore, CLIC will remain as the controlling shareholder of the Company, and the MOF will remain as the effective controller of the Company. The shareholding structure is as follows:

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The Gratuitous Transfer will not result in any change of the controlling shareholder or effective controller of the Company.

By Order of the Board

China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 14 February 2020

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Li Mingguang
Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun, Wang Junhui
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie

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